MAIL STOP 4561

      June 23, 2005

David G. Latzke
Senior Vice President, Chief Financial Officer
     and Secretary
SoftBrands, Inc.
Two Meridian Crossings, Suite 800
Minneapolis, Minnesota 55423

Re:	SoftBrands, Inc.
	Form 10/A
      Filed May 6, 2005
      File No. 0-51118
	Form 10-Q/A for the period ended December 31, 2004
      Filed May 6, 2005
	File No. 0-51118

Dear Mr. Latzke,

       We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
 	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10/A

General

1. Revise your disclosure throughout your registration statement to remove any references to EITF 02-11 and reverse-spin accounting.

Form 10-Q/A for the period ended December 31, 2004
Item 2.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 11

   Results of Operations, page 12
2. We refer you to your response to prior comment 13. In this regard, you advise that there are two different support operations in
Bangalore, India: one for manufacturing and one for hospitality. In future filings, clearly disclose that there are two different support center facilities in Bangalore. Also, to the extent that these facilities share back-office support, please explain their relationship.
Item 4.  Controls and Procedures, page 20
3. You disclose in your periodic report that your disclosure controls and procedures were effective "in ensuring that all information required to be disclosed in reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms." However, Item 307 of Regulation S-K requires that your Chief Executive Officer and Chief Financial Officer evaluate the effectiveness of your disclosure controls and procedures as defined by paragraph (b) of 13a-15 or 15d-15. In this regard, your text suggests that the disclosure controls and procedures that were evaluated by your Chief Executive Officer and Interim Financial Officer were narrower than the disclosure controls and procedures defined by paragraph (e) of rules 13a-15 and 15d-15. Accordingly, supplementally advise whether SoftBrands` disclosure controls and procedures were effective as defined in paragraph (e) of rules 13a-15 and 15d-15 for the year ended December 31, 2003 and confirm that SoftBrands will evaluate its disclosure controls and procedures required by these rules in all future periodic reports.

Closing Comments

       As appropriate, please amend your Form 10/A and Form 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.




	You may contact Mark Kronforst at (202) 551-3451 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Werbitt at (202) 551-3456 or me at with any other questions.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

Thomas Martin, Esquire
Dorsey & Whitney LLP
50 South Sixth Street
Minneapolis, Minnesota 55402


David G. Latzke
Form 10/A
June 23, 2005
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